SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULES 13-d-1(b) (c) AND
                        (d) AND AMENDMENTS THERETO FILED
                   PURSUANT TO RULE13d-2(b) (AMENDMENT #___*)

                     FIRST CHESAPEAKE FINANCIAL CORPORATION
              ----------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
              ----------------------------------------------------
                         (Title of Class of Securities)


                                   319452 10 8
              ----------------------------------------------------
                                 (CUSIP Number)


                                 October 1, 1997
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]Rule 13d-1(b)
         [ X ]Rule 13d-1(c)
         [   ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 319452 10 8                   13G                    Page 2 of 3 Pages
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1   Name Of Reporting Person

         Richard N. Chakejian, Jr.

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2   Check The Appropriate Box If A Member Of A Group
         (a)           / /
         (b)          / /
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3   SEC Use Only

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4   Citizenship Or Place Of Organization

         United States of America
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Number of                  5  Sole Voting Power               998,167
Shares
Beneficially               6  Shared Voting Power                  -0-
Owned by
Each                       7  Sole Dispositive Power          998,167
Reporting
Person With                8  Shared Dispositive Power            -0-
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9        Aggregate Amount Beneficially Owned
     By Each Reporting Person                                 998,167

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10       Check Box If The Aggregate Amount
     In Row (9) Excludes Certain Shares                         /  /

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11       Percent Of Class Represented
     By Amount In Row (9)                                      10.8%

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12   Type Of Reporting Person                                   IN

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Item 1(a).  Name of Issuer.

         First Chesapeake Financial Corporation (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

         The principal executive offices of the Issuer are 12 E. Oregon Avenue, Philadelphia, PA 19148

Item 2(a).  Name of Person Filing:

         Richard N. Chakejian, Jr

Item 2(b). Address of Principal Business Office or, if none, residence:

         Mr. Chakejian has a residence address at 2137 Art School Road, Chester Springs, PA 19425.

Item 2(c).  Citizenship:

         United States of America

CUSIP No. 319452 10 8                    13G                   Page 3 of 3 Pages
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Item 2(d). Title of Class of Securities:

         Common

Item 2(e). CUSIP Number

         319452 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c),
        check whether the person filing is a:     Not Applicable

Item 4.  Ownership

(a)      Amount beneficially owned: 998,167

(b)      Percent of class:                  10.8%

(c)      Number of shares as to which such person has:
         (i)   Sole power to vote or to direct the vote:                 998,167
         (ii)  Shared power to vote or to direct the vote:                   -0-
         (iii) Sole power to dispose or to direct the disposition of:    998,167
         (iv)  Shared power to dispose or to direct the disposition of:      -0-

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certifications - By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    March 29, 2000



BY:      /s/Richard N. Chakejian, Jr.
         ----------------------------
         Richard N. Chakejian, Jr.
         Director and President